January 22, 2009

VIA EDGAR

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:  Vycor Medical, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1
Filed June 3, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 12, 2008, addressed to Mr. Kenneth Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 5 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly.  The Company has substantially revised and restated our financial statements to respond to your comments.

The Company has substantially revised and restated its financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 20

1.
Please refer to prior comment 1. This disclosure of your critical accounting policies should not be a repetition of the accounting policy disclosures in the notes to your financial statements. Critical accounting policies represent those accounting policies that management believes are most “critical” – that is, they are both most important to the portrayal of the company’s financial condition and results, and they require management’s most difficult, subjective or complete judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. You should provide the disclosure so that you can provide greater awareness of the sensitivity of your financial statements to the methods, assumptions, and estimates underlying their preparation. To do this you should explain the judgments and uncertainties affecting the application of your critical accounting policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. The objective of this disclosure is consistent with the objective of MD&A. If you do not have any critical accounting policies, then you would not be required to provide this disclosure.

The Company has revised our disclosure to identify the most critical accounting policies.  The most critical estimates that impact the financial position and results of operation of the Company, have to do with the methodologies and assumptions used in determining the fair value of various debt estimates. These include assumptions associated with warrants, options and stock issued in conjunction with such debt. Additionally, the Black-Scholes option pricing model and its related assumptions of volatility, risk free interest, stock price also significantly impacted share based compensation and the results of operations.

United States Securities and Exchange Commission
January 22, 2009

Financial Statements, page 69

2.	Please update the financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

The financial statements and related disclosures have been updated to comply with Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

3.
Please refer to prior comment 3. Your additional of paid in capital of $373,675 does not agree to your statement of stockholders’ deficiency. Please reconcile and revise so that the amounts in your balance sheet and the amounts in your statement of stockholders’ deficiency are consistent, or tell us why the current presentation is appropriate.

Additional paid-in capital on restated balance sheet now agrees with the restated statement of stockholders’ deficiency and the presentation corrected.

4.
We note your presentation of unearned compensation as a contra equity account. Please tell us why you did not eliminate the presentation of deferred compensation from your equity accounts upon the adoption of SFAS 123R with reference to authoritative accounting literature which supports your presentation of the contra equity account.

Unearned compensation as a contra equity account has been eliminated in accordance with SFAS 123R and appropriate authoritative literature.

Statement of Operations, page 72

5.
Please refer to prior comment 4. Your response notes that no changes were required for the years ended December 31, 2007 and 2006 and the period from inception through December 31, 2007 because there  were no shared based payments made by the company in those periods. However, we continue to note that you include a line item titled, ‘Compensatory element of stock’ in your statements of operations. If this expense is related to a share based payment arrangement as the title implies, you should revise your statements of operations to reflect the expense within the same line or lines as cash compensation paid to the same employees consistent with SAB Topic 14F. Otherwise, please tell us and disclose the nature of these amounts and why you believe the current classification is appropriate.

The statement of operations has been revised to reflect share based compensation on the same line as the cash base compensation paid to employees consistent with SAB Topic 14.F.

6.
Further, although your response notes that the required change was made to the interim financial statements, we continue to note that you similarly reflect a separate line item for ‘Compensatory element of stock’ in your statements of operations on page 90. You should revise these statements as noted in the above comment.

The interim financial statements were similarly revised to reflect the share based compensation as in comment 5 above.

United States Securities and Exchange Commission
January 22, 2009

Statements of Cash Flows, page 75

7.	Please reconcile the amount of non-cash compensation and proceeds from stockholders’ capital contributions to your statement of stockholders’ deficiency. Please also reconcile with note 5.

The non-cash compensation and proceeds from stockholders’ capital contributions reconcile from the restated statement of stockholder deficiency to restated statement of cash flows.

Note 3. Long-Term Debt, page 78

8.
Please refer to prior comment 11. We note your response but you did not include the requested disclosures in the notes to your financial statements. Please disclose the conversion terms for the Fountainhead and Salomon debt.

The disclosures contained in Note 4 for the Fountainhead and Salomon debt have been substantially revised and the disclosures now include the conversion terms and other required items.

9.
We note that the Fountainhead debt was issued with common stock, options and warrants. As such, it appears that you are required to allocate a portion of the proceeds from the debt to each of the instruments, including the debt. Any associated discount on the debt would be recognized as interest expense using the effective interest rate method over the term of the debt. While you disclose what you allocated $28,500 to the common stock issued, we did not see where you discussed the allocation for the options and warrants. If the common stock, warrants and options are properly classified as equity and not as liabilities, please tell us how you considered paragraph 16 of APB 14. Discuss whether you allocated the portion of the proceeds allocable to these instruments as paid-in capital. In addition, tell us whether you determined the values to be allocated based on the relative fair values of the securities at time of issuance.

As indicated in Note 4, debt discount was allocated between the beneficial conversion feature, a warrant and the associated option determined at the time of issuance. The warrant and option values were determined based upon the relative fair values along with the fair value of the obligation with the value of the beneficial conversion feature resulting in the residual limited by the total proceeds of the debt. The corresponding credit was to additional paid in capital.

10.
Please refer to prior comment 12.  We note your response. Our prior comment requested disclosure of the fair value of the bifurcated conversion feature of the Salomon and Fountainhead debt.  If you are not bifurcating the conversion feature under SFAS 133 then this disclosure is not relevant and should not be provided.

As indicated in Note 4, the Salomon Note had a debt discount due only to the issuances of common stock associated with the debt. The value was based upon the relative fair values of the stock and debt at the time of issuance. The Fountainhead Note was determined in accordance with comment 9 above.

11.
Please refer to prior comment 14.  In your response you note that you “reviewed the related conversion features and determined that the conversion features represent a derivative liability” It appears that you recorded an amount on the Salomon debt of $28,500 and an amount on the Fountainhead debt of $22, 8901, a total of $51,391, as a derivative liability in your balance sheet as of December 31, 2007.  This accounting is not consistent with your disclosures that the conversion feature “did not require bifurcation.” In addition, your response to prior comment 13 indicates that you analyzed the conversion feature under EITF 00-19 and it did not require bifurcation. If the feature did not require bifurcation under SFAS 133, you would not separately value and bifurcate the conversion feature. Instead, you would be required to review the transaction to determine whether or not there was a beneficial conversion feature under EITF 98-5 and 00-27. Please reconcile your responses and tell us how you accounted for the debt issued with common stock options and warrants and why. Ensure that your accounting and disclosure in consistent with your response and U.S. GAAP.

United States Securities and Exchange Commission
January 22, 2009

The Company revised Note 4 of the financial statements which discloses the components of the debt.  As a result of the revisions, no derivative liability is being recognized under SFAS 133.

12.
Please refer to prior comment 14. Your response states that you “reviewed the related conversion features and determined that the features represent a derivative liability under SFAS 133.” This response does not appear to be consistent with your disclosure or your response to prior comment 13. In addition, if you should account for the conversion feature as a derivative liability you should value the derivative at fair value, not relative fair value, and then revalue the liability at fair value at each balance sheet date. Please tell us how you are accounting for these instruments and why and ensure that your accounting and disclosure is consistent with your response and U.S. GAAP.

The Company revised Note 4 of the financial statements which discloses the components of the debt.  As a result of the revisions, no derivative liability is being recognized under SFAS 133.

Note 4. Options, Warrants and Convertible Securities, page 80

13.
Please tell us and disclose how you accounted for and valued the warrants and options issued to advisors in 2006 and 2007.  In addition to disclosing the method used for valuation, please also disclose any significant assumptions underlying the method used.

The Company records expense on the estimated fair value of the equity instruments using the Black-Sholes pricing model.  See Notes 2 and 6 for our revised disclosure as significant assumptions and accounting policies are disclosed.

Note 5. Net Loss per Share, page 80

14.
We reissue prior comment 17 as it does not appear that all of the 2008 disclosures were moved. Please move the disclosures related to 2008 to your interim financial statements, or tell us why you provide this disclosure in your unaudited interim financial statements.

All required disclosures related to the September 30, 2008 financial statements are now in such interim statements.

United States Securities and Exchange Commission
January 22, 2009

15.
We reissue prior comment 18 as it does not appear that the disclosures provided in your prior response letter were added. We note that the explanations given in your response should be included in your disclosure. Further, please tell us and amend your disclosure to discuss how the volatility figure you disclose was derived. Specifically discuss the other factors they you state on page 82. Please explain to us the nature of the other factors and how you determined your volatility with reference to SFAS 123R and SAB Topic 14. Discuss how you determine implied volatility.

The management has reviewed volatility of other companies in similar industry sectors in similar stages of development and has made a decision to increase its volatility based upon such review and therefore is consistent with the requirements of SAB Topic 14.

16.
Furthermore, please tell us why it is appropriate to use assumptions derived as of June 30, 2008 for valuations on grant dates in 2006 and 2007. Also tell us why the assumptions should be static throughout this 2.5 year period.

All assumptions were revised to reflect conditions as the dates of grant or issuances; these include the price of common shares which reflect the price of price of share sold in recent private placements.

17.
Please refer to prior comment 19. Please ensure that for each transaction listed in the table on page 81, that there is a relevant purpose to showing the information presented. For example, if you are not valuing the instrument at fair value, either remove the reference to how you determined the fair value or tell us why you present the information in the table.

See Notes 2 and 6.  Most prior tables have been substantially revised or eliminated and summarized by type of transaction (share based compensation, equity transactions, debt etc.).  The referenced table on page 81 has been removed and replaced with the appropriate disclosure.

18.
We reissue certain parts of prior comment 20. With respect to your Black Scholes valuation table, please tell us and disclose how you determined the amounts presented under the price column. It appears from your disclosures that for some instruments conversion can occur under a range of prices.

All convertible debentures have a fixed convertibility feature due to a floor price.  See Note 4 for assumptions for the Black-Scholes pricing model including fair value of stock.  Fair value stock was based upon recent private sales.

19.
Please refer to prior comment 20. For each issuance reflected in the table on page 81, please tell us how you determined the fair value of your common stock at the date of grant as shown in the table as ‘Value at Grant.’ We note that some of the values are different even though they were issued on the same date. Please tell us why.

The disclosures have been substantially revised to conform to current requirements.  All values for common stock used for calculations of fair value of warrants and options were based upon the closed transactions of private placement share purchases.  The referenced table on page 81 has been removed and replaced with the appropriate disclosure.

United States Securities and Exchange Commission
January 22, 2009

20.
Please refer to prior comment 20. For the issuances reflected in the table or page 81, please disclose the significant assumptions used for the valuation under the Black Scholes model. Those assumptions should be those used for the relevant periods and not as of June 30, 2008. Refer to SFAS 123R.

For all disclosures in notes to financial statements, significant assumptions used for the valuation under the Black Scholes model are now disclosed and reflect current periods.  The referenced table on page 81 has been removed and replaced with the appropriate disclosure.

21.
Please refer to prior comments 22-24. While your response states that you determined that the options and warrants should be classified as equity, your disclosure on page 82 continues to state that the Fountainhead warrant “was determined to be a freestanding derivative in connection with the related convertible debenture and was valued under the Black-Sholes Model.” We note similar disclosures on page 83 with respect to the Fountainhead option. Please reconcile. Please also explain why you are amortizing the associated discount over the expected life of the warrant and not over the term of the debt using the effective interest rate method. Cite the accounting literature upon which you relied and explain how applied that literature to your facts and circumstances.

See the response to comment 9 above. The Company has revised its accounting to eliminate any derivative liability previously disclosed. The debt discount referred to in the response to comment 9 above is being amortized over the term of the debt.

22.	Please refer to prior comment 25. Please respond to the following:

•	Please tell us and disclose the significant assumptions used to value the options. These assumptions should be for the relevant period of time and not as of June 30, 2008.

•
We continue to note that your disclosure refers to the expected life of the options and warrants and not that vesting period. Tell us why you are amortizing the fair value of the options over the expected life of the options and not the vesting period. Cite the accounting literature upon which you relied. Discuss how you considered Issue 2 of EITF 96-18 and paragraph 39 of SFAS 123R. Discuss whether and how you are recognizing the compensation cost over the requisite service period based on an analysis of the terms of the share-based payment award.

•
Please similarly address the accounting for the other options and warrants discussed on pages 83 and 844 where you disclose that the fair value of the option is being amortized over the expected life of the option. Tell us why the expected term represents the same period in which you would recognize the expense for the services if you had paid cash for those services instead of paying with the equity instruments.

The Company is no longer amortizing the fair value over the expected life of the options and are following the guidance in EITF 96-18 and SFAS 123R.  Assumptions are reflected as of the date of grant and warrants and options are expensed over the vesting or service period as deemed appropriate. Assumptions are disclosed in the appropriate notes to the financial statements.

United States Securities and Exchange Commission
January 22, 2009

Note 6. Commitments and Contingencies, page 84

23.	Please reconcile the disclosure in this note with the disclosure on page 23 which states that you have a lease that expires December 31, 2008 and minimum future rental payments of $20,000.

The lease disclosure in the financial statements and the registration now disclose the rent expense.  The Company does not have any material future rental payments as its only existing lease expires in March 2009.

Note 7. Restatement of Financial Data as of December 31, 2007

24.
On page 72 it appears from your reference that the December 31, 2006 balance sheet is restated. Similarly, on page 73 it appears from your reference that the statement of operations for the period from inception to December 31, 2007 is restated. On pages 74-75 you show that your statement of stockholders’ deficiency and statement of cash flows for all periods presented were restated.  There is no discussion of these restatements in the notes to your financial statements. Please revise to provide any disclosure required by SFAS 154.

On pages F-18 to F-23, reconciliations for the financial statements have been added to give explanations of restatements and additional information and schedules in accordance with SFAS 154.

25.	Please refer to prior comment 26. Please revise your explanations of the adjustments to fully describe the nature of the errors.

The Company adjusted the financial in response to mechanical errors.  All financial statements reconciled and agreed to the underlying basic financial statements for the above restatement data.

Reconciliation of Balance Sheets, page 85

26.	We reference your response to prior comments 26, 27, and 28. Please update this reconciliation for changes in your balance sheet.

The reconciliation to the restatement of Financial Data has been updated for current changes.

Statements of Operation, page 86

27.
We note that the balances in the line item ‘compensatory element of stock’ imply that you had share based compensation expense. Please tell us what these balances represent if they are not share based compensation. If these balances do represent share based compensation, please revise to reflect the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees consistent with SAF Topic 14.F. Please similarly revise your interim statements of operations on page 90.

The balances include share based compensation, including all cash type compensation.  The share based compensation is now reflected on the same line in accordance with SAB Topic 14.F, including the interim statements of operations.

28.	Please remove the double underline shown under your operating losses to avoid implying that this is a total and not a subtotal.

The double underline has been removed.

United States Securities and Exchange Commission
January 22, 2009

29.
We reference your response to prior comment 29. We not that your response states that the derivative obligation has been presented as a separate line item from SG&A. Please tell us which line item it is, whether the name is appropriate and whether it is being marked-to-market each period.

The restated financial statements do not include any derivative liability related to the conversion feature.

Interim Financial Statements, page 89

Statements of Cash Flows, page 92

30.	Please reconcile your net loss for the six months ended June 30, 2007 of $(67,317) with the amount of $(78,167) shown in your statement of operations on page 90.

The net loss for the nine months ended September 30, 2008 shown in the restated statement of operations agrees to the net loss in the restated statement of cash flows for the same period.

31.
Please reconcile the amount of non-cash compensation expense for the six months ended June 30, 2008 with the amounts reflected in your statement of stockholders’ deficiency and in note 3 on page 97. Please also reconcile the amounts shown for options and warrants issued for services and value of rights options and warrants in your statement of stockholders’ deficiency with the amounts shown in note 3 on page 97 and in note 5 on pages 99-100.

The amounts now reconcile from the current Note 6 on share based compensation expense to the restated statement of stockholders’ deficiency and statement of cash flow.

Note 2. Significant Accounting Policies, page 94

Going Concern, page 94

32.
Please reconcile the net loss $(1,611,115) for the six months ended June 30, 2008 with the net loss of $(962,506) shown in your statements of operations on page 90. Please also reconcile the stockholders’ deficiency of $(303,549) as of June 30, 2008 with the stockholders’ deficiency of $(937,548) shown in your balance sheet on page 89.

The Going Concern discussion has been updated for the current loss and stockholders’ deficiency in the interim financial statements for the nine months ended September 30, 2008.

33.	Please refer to prior comment 8. Please tell us why you refer to your product being approved by the FDA and why this disclosure is not consistent with the disclosure in note 2 on page 78.

This disclosure has been revised.  The Company’s products cleared the U.S. FDA 510(k) review process and the Company has been granted a 510(k) number for marketing the system to hospitals and other medical professionals.

Note 3. Issuance of Common Shares, page 97

34.
Please refer to prior comment 32.  Your response notes that the terms of the original conversion agreement were not modified.  However, we continue to note that you disclosure the issuance of 1,211,111 shares of common stock upon the conversion of debt even though your disclosures states that the maximum number of shares issuable upon conversion was 1,111,111 (see page 98).  Please tell us why you issued the additional 100,000 shares and how you accounted for that issuance and why.  Further, please tell us why you attributed a value of $169,000 to the conversion of $150,000 of debt in your statement of stockholders’ deficiency on page 93.

United States Securities and Exchange Commission
January 22, 2009

We revised the accounting for the induced conversion and, as a result, revised the statement of operations and statement of stockholders’ deficiencies.  The induced conversion consisted of a lower conversion price and 100,000 additional shares of stock.  The excess of the fair value of all securities issued over the fair value of the debt issuable pursuant to the original conversion terms was expensed.

Note 4. Long-Term Debt, page 98

35.
Please refer to prior comment 35.  We note that you did not revise your disclosure as requested.  Please disclose the total principal amount of the debt issued to Fountainhead Capital Partners Limited and Regent Private Capital, LLC.  Please show us how you calculated the amount of your beneficial conversion feature for each of the four debt instruments issued in 2008.  Your response should include the fair value of your common stock used in the calculation and how you determined the fair value of your common stock.  Please also disclose the method you are using to amortize the discount.  That is, the effective yield method consistent with EITF 98-5.

The Company used $0.19, the recent price of private placement purchases of the Company’s stock as the best estimate of the fair value of the common stock of the Company. Additionally, the Company feels there is substantially no materially difference between the effective yield and straight line method in the amortization of the debt discount.

36.
Please refer to prior comment 35.  Your response states that you determined that there was a “discount at issuance of the Fountainhead and Regent debt pursuant to EITF 98-5 and 00-27” and “[t]he Company does believe that a beneficial conversion feature exists and has recorded a Derivative liability relative to the Fountainhead and Regent debt.”  Under paragraph 5 and 9 of EITF 98-5 and paragraph 19 of EITF 00-27, you should record the beneficial conversion amount to APIC and the recorded discount on the debt should be recognized as interest expense over the term of the debt (to the debt’s redemption date) using the effective yield method.  Your reference to a derivative liability implies that the instruments should be accounted for under SFAS 133 and not EITF 98-5 and 00-27.  Please revise so that your accounting and disclosure are consistent with the U.S. GAAP that is applicable to these instruments, or tell us why your accounting is appropriate.

The accounting for the Fountainhead and Regent’s debt has been revised and no derivative liability is being recognized, only the beneficial conversion feature resulting in a debt discount and a credit to additional paid in capital.

37.
Further, you disclose the “[t]he amount of the BCF is based on the relative “fair value of the debt and the conversion feature.  The fair value of the conversion feature was determined by the use of a Black Scholes calculation and the total cash received was allocated between those 2 components.”  Under paragraph 5 and 6 of EITF 98-5, you should measure the amount of the beneficial conversion feature based on its intrinsic value and not based upon fair value or relative fair value.  You should calculate that intrinsic value as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security is convertible.  However, you should also limit the amount you allocate to the beneficial conversion feature so that it does not exceed the proceeds received from the debt.  Please revise or tell us why you believe your valuation is consistent with U.S. GAAP.

United States Securities and Exchange Commission
January 22, 2009

The accounting has been revised in accordance with the appropriate literature as you have indicated.  The beneficial conversion feature is being amortized over the life of the loan and the amount does not exceed the proceeds from the debt.

Note 5. Options, Warrants and Convertible Securities, page 99

38.
You disclose that you issued options to purchase 50,000 shares to a consultant.  You disclose that you are amortizing the value “over the expected life of the option.”  Please revise to include all of the information required by paragraph 64 of SFAS 123R, including the fair value of the options, the significant assumptions used to determine the fair value and the expected life of the option you are using to amortize the fair value.  Please tell us why you are amortizing the value over the life of the option.  Discuss how you considered Issue 2 of EITF 96-18 which states that you should record the expense in the same period and in the same manner as if you had paid cash for the services.

The Company is no longer amortizing the fair value over the expected life of the options and are following the guidance in EITF 96-18 and SFAS 123R.  Assumptions are reflected as of the date of grant and warrants and options are expensed over the vesting or service period as deemed appropriate. Assumptions are disclosed in the appropriate notes to the financial statements..

*           *           *           *           *

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara